Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
News Release
NOVA Chemicals Corporation Completes Tender Offer and Consent Solicitation for Its 8.375% Senior Notes Due 2016 and Completes Redemption of Remaining Notes
Calgary, Alberta (August 13, 2013) - NOVA Chemicals Corporation (the “Company” or “NOVA Chemicals”) today announced that it has completed its tender offer (the “Tender Offer”) for any and all of its $350 million 8.375% senior notes due 2016 (the “Notes”).
A total of $278,698,000 of the outstanding principal amount of the Notes was validly tendered in the Tender Offer which expired at 11:59 P.M., New York City Time, on August 12, 2013 (the “Expiration Date”). This amount represents the $278,698,000 of Notes which were previously tendered by 5:00 P.M., New York City Time, on July 29, 2013 (the “Consent Payment Deadline”) and which were accepted and paid for by the Company. No additional Notes were tendered after the Consent Payment Deadline but prior to the Expiration Date.
Additionally, pursuant to a notice issued at the direction of the Company on August 7, 2013 by U.S. Bank National Association, the trustee for the Notes, the Company today redeemed all Notes that remained outstanding as of the Expiration Date.
Barclays Capital Inc. acted as the dealer manager and solicitation agent for the Tender Offer. D.F. King & Co., Inc. served as tender agent and information agent.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.
is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: markowp@novachem.com